Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

11th November 2005

Office of International Corporate Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Result of EGM
Released	11:23 10-Nov-05
Number	9377T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:9377T
Morgan Crucible Co PLC
10 November 2005

THE MORGAN CRUCIBLE COMPANY PLC

10th November 2005

Result of Extraordinary General Meeting

The Morgan Crucible Company plc (the "Company") is pleased to announce that, at the Extraordinary General Meeting of the Company held today in relation to the proposed disposal of its Magnetics division, (details of which are contained in the circular sent to the Company's shareholders on 21 October 2005), the ordinary resolution put to shareholders approving the disposal was duly passed.

Completion of the disposal remains conditional, inter alia, upon clearance by German and Austrian Competition Authorities. Completion is expected by early December 2005.

Two copies of the ordinary resolution passed today have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone Number 020 7676 1000

For further information please contact:

The Morgan Crucible Company plc

Warren Knowlton, Chief Executive Officer Tel: 01753 837 306
Victoria Gould, Director of Group Communications Tel: 01753 837 306

END

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